REPLICEL LIFE SCIENCES INC.
Suite 2020 – 401 West Georgia Street
Vancouver, BC V6B 5A1
Telephone: (604) 248-8730 Fax: (604) 248-8690

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON JUNE 12, 2015

AND

INFORMATION CIRCULAR

May 12, 2015

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

REPLICEL LIFE SCIENCES INC.
Suite 2020 – 401 West Georgia Street
Vancouver, BC V6B 5A1
Telephone: (604) 248-8730 Fax: (604) 248-8690

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF REPLICEL LIFE SCIENCES INC.:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of RepliCel Life Sciences Inc. (the “Company”) will be held at the law offices of Clark Wilson LLP, 900 – 885 West Georgia Street, Vancouver, British Columbia, on Friday, June 12, 2015, at the hour of 9:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial period ended December 31, 2014, and accompanying report of the auditors;

2.	to appoint BDO Canada LLP, Chartered Accountants, as the auditors of the Company for the financial year ending December 31, 2015;

3.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the financial year ending December 31, 2015;

4.	to set the number of directors of the Company for the ensuing year at five (5);

5.	to elect, individually, David Hall, Rolf Hoffmann, Peter Jensen, John Challis and Peter Lewis as the directors of the Company to serve until the next annual general meeting of the shareholders;

6.

to consider and, if thought fit, to approve an ordinary resolution approving the Company’s 2014 Stock Option Plan, as described in the accompanying Information Circular, a copy of which is attached as Schedule “A”; and

7.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed May 5, 2015 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered holder of common shares at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered holder of common shares of the Company and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3B9, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 12th day of May, 2015.

By Order of the Board of Directors of

REPLICEL LIFE SCIENCES INC.

/s/David Hall
David Hall
President, Chief Executive Officer and Director

PLEASE VOTE. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY FORM AND PROMPTLY RETURN IT IN THE ENVELOPE PROVIDED.

- ii -

REPLICEL LIFE SCIENCES INC.
Suite 2020 – 401 West Georgia Street
Vancouver, BC V6B 5A1
Telephone: (604) 248-8730 Fax: (604) 248-8690

INFORMATION CIRCULAR
May 12, 2015

INTRODUCTION

This Information Circular accompanies the Notice of Annual General and Special Meeting of Shareholders (the “Notice”) and is furnished to the holders (each, a “Shareholder”) of common shares (each, a “Share”) in the capital of RepliCel Life Sciences Inc. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general and special meeting (the “Meeting”) of the Shareholders to be held at 9:00 a.m. on Friday, June 12, 2015 at the law offices of Clark Wilson LLP, 900 – 885 West Georgia Street, Vancouver, British Columbia, or at any adjournment or postponement thereof. All references to Shareholders in this Information Circular are to registered Shareholders unless specifically stated otherwise.

Date and Currency

The date of this Information Circular is May 12, 2015. Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. Each Shareholder is entitled to one vote for each Share that such Shareholder holds on May 5, 2015, (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to properly come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are proposed directors and/or officers of the Company.

Each Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy.

Each Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), at its offices located at 510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3B9, or by the Company at the address set forth above, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by each Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

Each Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

A proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

Each Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. If the instructions as to voting indicated in the proxy are certain, the Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Shares represented will be voted or withheld from the vote on that matter accordingly. The Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Shares represented by the proxy in favour of each matter identified in the proxy, including the vote for the election of the nominees to the Company’s board of directors (the “Board”), the appointment of the auditors and other matters as described in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only registered Shareholders, or duly appointed proxyholders, are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements set out in National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non- Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre- printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Designated Persons named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These Meeting Materials are being sent to registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Shares without par value and an unlimited number of preference shares without par value. As of the Record Date, determined by the Board to be the close of business on May 5, 2015, a total of 54,947,288 Shares were issued and outstanding. Each Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

At the Meeting, the votes of holders of Shares will be aggregated on all matters to be approved at the Meeting. To the knowledge of the directors or executive officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to the Shares.

NUMBER OF DIRECTORS

The Articles of the Company provide for the Board to consist of no fewer than three directors and no greater than a number as fixed or changed from time to time by majority approval of the holders of shares carrying the right to vote at annual meetings of the Company’s shareholders.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at five (5). The number of directors will be approved if the affirmative vote of holders of at least a majority of Shares present or represented by proxy at the Meeting, on a combined basis, and entitled to vote thereat are voted in favour of setting the number of directors at five (5).

Management recommends the approval of an ordinary resolution to set the number of directors of the Company at five (5).

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are duly elected or appointed in accordance with the Company’s Articles, or until such director’s earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed form of proxy will be voted for the nominees listed in the form of proxy, all of whom are presently members of the Board.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods during which Nominee has Served as a Director	Number of Shares Owned(1)(2)
David Hall(3) British Columbia, Canada President, CEO and Director

Mr. Hall has served as President of the Company since December 2010. From 1994 to 2008, he held executive management roles at Angiotech Pharmaceuticals Inc. including Chief Financial Officer, Chief Compliance Officer and Senior Vice President of Government & Community Relations. He also served as its Corporate Secretary and Treasurer. He has been a Director and Chairman of the Audit Committee of GLG Lifetech Corporation since September 2010. He is past chair and current board member of Life Sciences BC. He is the former Chairman of the Biotech Industry Advisory Committee to the BC Competition Council, a past member of the BC Task Force on PharmaCare, and currently serves on the Board of Advantage BC. Mr. Hall is also a member of the University of British Columbia’s Tech Equity Investment Committee.

		December 22, 2010	2,400,000(5)
Peter Jensen(3)(4) British Columbia, Canada Chairman of the Board and Director	Mr. Jensen began his law practice in 1981, focusing on the corporate and securities sectors in British Columbia. From March 1987 to September 2010, he was an owner at the law firm of Devlin Jensen LLP. He is currently practising at Beadle Ravel LLP and is a consultant to and/or director of various private and public companies.	December 22, 2010	505,000
Rolf Hoffmann Freiburg, Germany Director and Chief Medical Officer	Dr. Hoffmann is a researcher in the fields of alopecia, endocrinology of the hair follicle and hair follicle morphogenesis. He has been employed in private practice since March 2004.	December 22, 2010	5,218,268
John Challis(3)(4) British Columbia, Canada Director

Dr. Challis is an internationally-recognized researcher in the fields of physiology, obstetrics and gynaecology. He is a Fellow of the Royal Society of Canada, Fellow of the Royal College of Obstetricians and Gynecologists, and Fellow of the Canadian Academy of Health Sciences. Currently, he holds the rank of University Professor Emeritus, University of Toronto, Departments of Physiology, Medicine and Obstetrics and Gynaecology. From April 2003 to June 2007, he was the Vice President, Research and Associate Provost at the University of Toronto and was a Professor there from July 1995 to June 2008. He is also the past President and CEO of the Michael Smith Foundation for Health Research, British Columbia’s health research funding organization.

		March 11, 2011	Nil
Peter Lewis(3)(4) British Columbia, Canada Director	Mr. Lewis is a chartered accountant, and has been a partner with Lewis and Company, a firm specializing in taxation law, since 1993.	May 27, 2011	50,000

(1)	Information has been furnished by the respective nominees individually.

(2)

The information as to Shares beneficially owned, or over which a nominee exercises control or direction, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective nominees as at May 5, 2015.

(3)	Member of the Audit Committee of the Company.

(4)	Member of the Governance and Nominating Committee of the Company.

(5)	Does not include 1,000,000 shares held by Mr. Hall’s wife over which Mr. Hall does not exercise control or direction.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Shares represented by proxy for the election of any other persons as directors.

The Company operates with a standing Audit Committee and Nominating, Compensation and Corporation Governance Committee, currently consisting of Peter Lewis, Peter Jensen and John Challis on both committees.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Corporate Cease Trade Orders

To the best of management’s knowledge, except as disclosed below, no proposed director of the Company is, or within the ten (10) years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Peter Jensen was formerly a director of Carbon Green Inc. (“Carbon Green”) an OTC reporting issuer under BC Instrument 51-509 Issuers Quoted in the U.S. Over-the-Counter Markets. On November 4, 2010, while Mr. Jensen was a director of Carbon Green, Carbon Green became subject to a cease trade order issued by the British Columbia Securities Commission as a result of the failure to file financial statements. The cease trade order remains in effect. Mr. Jensen has since resigned as a director of Carbon Green.

Peter Lewis is a director of Landstar Properties Inc. (“Landstar”), a company listed on the TSX Venture Exchange (the “TSXV”). On May 11, 2010, while Mr. Lewis was a director of Landstar, Landstar became subject to a cease trade order issued by the British Columbia Securities Commission as a result of the failure to file financial statements. The cease trade order remains in effect.

David Hall is a director of GLG Life Tech Corporation (“GLG Life Tech”), a company listed on the TSX, which has been the subject of cease trade orders issued by the British Columbia Securities Commission on May 2, 2012, by the Manitoba Securities Commission on July 9, 2012 and by the Ontario Securities Commission on May 4, 2012. The cease trade orders were issued because GLG Life Tech failed to file by the required deadline certain continuous disclosure documents. GLG Life Tech is in the process of finalizing all outstanding continuous disclosure documents and seeking to have these cease trade orders lifted.

In 2011 and 2012, class action lawsuits were filed against GLG Life Tech Corporation (“GLG”), a company of which David Hall has been a director since August 2010, in the U.S. District Court for the Southern District of New York. In January, 2014, GLG was successful in having the actions dismissed with prejudice and the deadline to appeal this dismissal has passed. Therefore, the judgment in GLG’s favour has become final.

On August 31, 2012, GLG was served with proposed class action law suits filed in the Supreme Court of British Columbia and in the Ontario Superior Court of Justice which name GLG, its Chief Executive Officer and Chief Financial Officer, which concern certain purported misrepresentations and omissions in GLG’s public filings. The actions have been served on GLG and a tolling agreement has been executed to hold these matters in abeyance pending further developments in similar litigation in the United States, which have now been dismissed. The tolling agreement postpones the running of the limitation period for the claims under the British Columbia and Ontario Securities Acts until the Plaintiff or GLG provides 30 days’ notice terminating the tolling agreement.

Bankruptcies

To the best of management’s knowledge, no proposed director of the Company has; (i) within ten (10) years before the date of this Information Circular, been a director or officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) within ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

To the best of management’s knowledge, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year; and

“Named Executive Officer” or “NEO” means:

(a)	the CEO;

(b)	the CFO;

(c)

each of the Company’s three most highly compensated executive officers, including any of the Company’s subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year.

Compensation Discussion and Analysis

Compensation Process

The Company appointed a Nominating, Compensation and Corporate Governance Committee (the “Committee”) in October 2013, which currently is comprised of John Challis (Chair), Peter Lewis and Peter Jensen.

Among other duties, the Committee reviews and recommends to the Board for approval, policies relating to compensation of the Company’s executive officers and reviews the performance of the Company’s executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company’s executive officers.

When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Accordingly, the Board relies on a number of factors including such input from the Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The Committee ensures that the total compensation paid to all NEOs and directors is fair and reasonable and is consistent with the Company’s compensation philosophy. The final decision upon compensation is made by the Board.

The Committee reviews at least annually the corporate goals and objectives of the Company’s executive compensation plans, incentive-compensation and equity based plans and other general compensation plans (collectively, the “Company Plans”) and, if appropriate, recommend that the Board amend these goals and objectives. The Committee also reviews at least annually the Company Plans in light of the Company’s goals and objectives with respect to such plans, and, if the Committee deems it appropriate, recommend to the Board the adoption of new, or the amendment of existing, Company Plans.

Goals and Objectives

The overall objective of the Company’s compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the CEO, if any, in this regard. The Company currently has medium-term and long-term compensation components in place, such as the stock options granted which have expiry dates in 2017 through 2021, respectively. The Company intends to further develop these compensation components. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Company’s shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance. The Company relies on Board discussion without a formal agenda for objectives, criteria and analysis when determining executive compensation. There are no formal performance goals or similar conditions that must be satisfied in connection with the payment of executive compensation.

The Company directly, or indirectly, through companies managed by NEOs, pays management fees to NEOs. The Company also chooses to grant stock options to NEOs and directors to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium-term compensation component. In the future, the Board may also consider the grant of options to purchase common shares of the Company with longer future vesting dates to satisfy the long-term compensation component.

Executive Compensation Program

Executive compensation is comprised of two elements: base fee or salary and long-term incentive compensation (share options). The Board reviews both components in assessing the compensation of individual executive officers and of the Company as a whole.

Base fees or salaries are intended to provide current compensation and a short-term incentive for executive officers to meet the Company’s goals, as well as to remain competitive within the industry. Base fees or salaries are compensation for job responsibilities and reflect the level of skills, expertise and capabilities demonstrated by the executive officers.

Stock options are an important part of the Company’s long-term incentive strategy for its officers, permitting them to participate in any appreciation of the market value of the Company’s shares over a stated period of time, and are intended to reinforce commitment to long-term growth and shareholder value. Stock option grants reward overall corporate performance as measured through the price of the Company’s shares and enables executives to acquire and maintain a significant ownership position in the Company. See “Option Based Awards” below.

The Company has not retained a compensation consultant or advisor to assist the Board in determining compensation for any of the Company’s directors or officers. Given the Company’s current stage of development, the Company has not considered the implications of the risks associated with the Company’s compensation practices. The Company has not adopted any policies with respect to whether NEOs and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Share-Based and Option-Based Awards

Share-Based Awards

In December 2010, the Company acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for the issuance of 4,400,000 Shares. 583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by David Hall, our President and Chief Executive Officer. 3,400,000 common shares controlled by Mr. Hall were deposited with an escrow agent pursuant to the terms of an escrow agreement, to be released upon satisfaction of certain performance conditions as set out in the escrow agreement. During the year ended December 31, 2014, no performance conditions with respect to the release of Shares were met (December 31, 2013: $nil; December 31, 2012: 500,000), and $nil (December 31, 2013: $nil; December 31, 2012: $254,350) (representing the fair value of the shares released from escrow on the date of release) was recorded as stock-based compensation. Compensation expense relating to the transaction date fair value of the remaining 1,700,000 common shares will be recognized in the period the respective performance condition is probable and amortized over the period until the performance condition is met. The terms of the issuance of these share-based awards to Mr. Hall were determined by the Board prior to Mr. Hall’s appointment as a director or officer of the Company. Other than future milestone releases to Mr. Hall as described above, the Company does not expect that share-based awards will be a component of NEO compensation in 2014.

Option-Based Awards

On December 22, 2010, the Board approved the adoption of the 2010 Stock Option Plan (the “Old Plan”), which was ratified and approved by the Shareholders on January 5, 2011. On April 17, 2014, the Board approved the adoption of the Company’s 2014 Stock Option Plan (the “2014 Plan”), which was approved by the Shareholders on May 21, 2014. A copy of the 2014 Plan is attached as Schedule “A”. At the Meeting, the Shareholders will be asked to re-approve the 2014 Plan. For a description of the features of the 2014 Plan, please see “Particulars of Matters to Be Acted Upon – Re-Approval of 2014 Stock Option Plan”.

Each option, upon its exercise, entitles the grantee to acquire one Share. The exercise price to acquire Shares upon exercise of options granted under the 2014 Plan is determined by the Board at the time of grant. Stock options may be granted under the 2014 Plan for an exercise period of up to ten years from the date of grant or such lesser period as may be determined by the Board.

The Company has the 2014 Plan to provide effective incentives to directors, officers, senior management personnel, employees and key consultants of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company’s shareholders. Individual stock options are granted by the Board and the size of the options is dependent on, among other things, each officer’s level of responsibility, authority and importance to the Company and the degree to which such officer’s long-term contribution to the Company will be crucial to its long-term success.

Stock options are normally granted by the Board when a director or officer first joins the Company based on his level of responsibility within the Company. Additional grants may be made periodically to ensure that the number of options granted to any particular director or officer is commensurate with their level of ongoing responsibility within the Company. The Board also evaluates the number of options a director or officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Option exercise prices are based on Board determinations of the fair market value of the Shares underlying the options on the date of grant.

Summary Compensation Table

Particulars of compensation earned by each NEO (including deferred compensation) in the three most recently completed financial years are set out in the summary compensation table below:

Name and Principal Position	Year	Salary(2) (Cdn$)	Share-based Awards(3) (Cdn$)	Option- based Awards(4) (Cdn$)	Non-equity Incentive Plan Compensation(1)		Pension Value (Cdn$)	All Other Compens- ation (Cdn$)	Total Compens- ation (Cdn$)
					Annual Incentive Plans (Cdn$)	Long-term Incentive Plans (Cdn$)
David Hall(5) CEO, President and Director	2014 2013 2012	396,000 385,000 360,000	- - 254,350(6)	- - -	- - -	- - -	- - -	- - -	396,000 385,000 614,350
Tom Kordyback(7) CFO	2014 2013 2012	- - -	- - -	- 38,490(8) 115,140(9)	- - -	- - -	- - -	- - -	- 38,490 115,140
Rolf Hoffmann(10) Chief Medical Officer and Director	2014 2013 2012	189,762 201,882 220,674	- - -	- - -	- - -	- - -	- - -	- - -	189,762 201,882 220,674
Lee Buckler VP, Business and Corporate Development	2014 2013 2012	83,750 N/A N/A	- N/A N/A	74,200(11) N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A	157,950 N/A N/A

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2)

The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

(3)

“Share-based Awards” means awards under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(4)

“Option-based Awards” means awards under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features. The Company uses the Black- Scholes option-pricing model to determine the fair value of the stock options.

(5)	David Hall was appointed the CEO, president and a director on December 22, 2010.

(6)	During the year ended December 31, 2012, Mr. Hall earned $254,350 in share-based awards by satisfying certain specified performance conditions.

(7)	Tom Kordyback was appointed the CFO on August 22, 2011.

(8)

During the year ended December 31, 2013, Mr. Kordyback was granted options to purchase 100,000 Shares at an exercise price of $0.55 per Share exercisable until September 5, 2020. The grant date fair value of the options on September 5, 2013 was $0.3849. The fair value of the options was determined by using the Black-Scholes option-pricing model, with the following assumptions: a weighted average expected life of 7.0 years, expected volatility of 89%, risk- free interest rates of 2.44% and expected dividend yield of 0%.

(9)

During the year ended December 31, 2012, Tom Kordyback was granted options to purchase 100,000 Shares at an exercise price of US$1.50 per Share exercisable until April 18, 2019. The grant date fair value of the options on April 18, 2012 was $1.15. The fair value of the options was determined by using the Black-Scholes option-pricing model, with the following assumptions: a weighted average expected life of 7.0 years, expected volatility of 89%, risk-free interest rates of 1.74% and expected dividend yield of 0%. Tom Kordyback’s 100,000 shares were forfeited on October 5, 2013.

(10)	Rolf Hoffmann was appointed the Chief Medical Officer and a director on December 22, 2010. Amounts paid to Dr. Hoffmann are paid to companies controlled by Dr. Hoffmann.

(11)

During the year ended December 31, 2014, Mr. Buckler was granted options to purchase 150,000 Shares at an exercise price of $0.53 per Share exercisable until September 12, 2019. The grant date fair value of the options on September 12, 2014 was $0.3677. The fair value of the options was determined by using the Black-Scholes option-pricing model, with the following assumptions: a weighted average expected life of 5.0 years, expected volatility of 89%, risk-free interest rates of 1.70% and expected dividend yield of 0%. During the year ended December 31, 2014, Mr. Buckler was also granted options to purchase 50,000 Shares at an exercise price of $0.55 per Share exercisable until October 1, 2019. The grant date fair value of the options on October 1, 2014 was $0.3809. The fair value of the options was determined by using the Black-Scholes option-pricing model, with the following assumptions: a weighted average expected life of 5.0 years, expected volatility of 89%, risk-free interest rates of 1.56% and expected dividend yield of 0%.

Narrative Discussion

The Company has the following consulting and employment agreements with its NEO’s:

Employment Agreement with David Hall

Pursuant to an employment agreement effective as of January 1, 2011 between David Hall, the Company and TrichoScience Innovations Inc. (“TrichoScience”), the Company’s wholly-owned subsidiary, Mr. Hall serves as President and Chief Executive Officer of the Company and TrichoScience for a base salary of $30,000 per month. The initial term of this agreement is for five years and is automatically renewable for subsequent two year terms. Under the agreement, Mr. Hall will be eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Hall during each fiscal year in accordance with milestones to be established by the Board. Mr. Hall may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. In the case of general grants of options or awards to executives, Mr. Hall shall receive not less than 10% of such general grant unless the Board presents material reasons for lesser or non-participation.

If, within 24 months of a change of control of the Company, Mr. Hall’s employment is terminated for any reason other than for just cause, the Company will pay Mr. Hall: any unpaid base salary earned but unpaid; a lump sum amount as severance compensation equal to 36 months of base salary and an additional 2 months of base salary for each additional full year of employment completed after the first year of Mr. Hall’s employment, up to a combined maximum of 48 months’ base salary; a lump sum amount as compensation for loss of any benefits made available to Mr. Hall, including any benefit coverage under any group, health, dental, life or disability insurance plan up to a total amount of $100,000, plus an additional $2,000 for each additional full year of employment complete after the first year of Mr. Hall’s employment, to a combined maximum of $124,000; the balance of any payments due under any bonus plan; and a further lump sum payment equal to two times the greater of: (i) the average of the payments made to Mr. Hall under the bonus plan in each of the two immediately preceding fiscal years; and (ii) the amount of Mr. Hall’s target bonus under the bonus plan for the fiscal year in which Mr. Hall’s employment is terminated.

On March 11, 2011, Mr. Hall was awarded 250,000 stock options, each having an exercise price of US$1.00 per share, which will vest over a three year period and expire on March 11, 2018. These options were forfeited on April 22, 2013.

Consulting Agreement with Rolf Hoffmann

Pursuant to a consulting agreement dated September 1, 2009 between the Company’s wholly-owned subsidiary, TrichoScience and Rolf Hoffmann, Dr. Hoffmann provides consulting services as Chief Medical Officer in the area of hair stem cell research in exchange for payment of $14,000 per month, plus aggregate costs not in excess of $5,000 over the term. The term of this agreement expired on August 31, 2014 and was renewed by the parties for an additional term of one year. The Company may terminate the agreement by providing Dr. Hoffmann with 30 days’ prior written notice of such termination. In the year ended December 31, 2010, Dr. Hoffmann received 450,000 stock options, each having an exercise price of US$0.50 per share, which expire on July 13, 2017. On July 9, 2012, 100,000 of these options were forfeited. The options vest on the anniversary of the grant date.

Employment Agreement with Lee Buckler

Pursuant to an employment agreement effective as of September 30, 2014 between Lee Buckler and the Company, Mr. Buckler serves as Vice President, Business Development of the Company for an annual salary of $175,000. Mr. Buckler is entitled to a one-time lump sum signing bonus in the amount of $35,000, which must be repaid if he resigns within the first 12 months of employment. The initial term of this agreement is for five years and is automatically renewable for subsequent two year terms. Under the agreement, Mr. Buckler will be eligible to participate in a bonus plan as and when established by the Company, which currently is anticipated to provide for bonuses based on a target bonus of 100 percent of the base salary earned by Mr. Buckler during each fiscal year in accordance with milestones to be established by the Board. Mr. Buckler may also be eligible to receive additional stock option grants or awards under other equity based incentive plans from time to time. The Company may terminate the Agreement upon providing to Mr. Buckler the following written notice or salary in lieu of reasonable notice, as follows:

(a)	if Mr. Buckler is terminated prior to completing twelve months' service, he will be entitled to one week of notice or pay in lieu;

(b)

if Mr. Buckler is terminated after completing twelve months’ employment but before completing three years’ employment, Mr. Buckler will be entitled to two weeks’ notice, or compensation in lieu of notice, or a combination of both; and

(c)

if Mr. Buckler is terminated after completing three years of employment, he will be entitled to three weeks’ notice, or compensation in lieu of notice, or a combination of both, plus one additional week for each additional year of employment, up to a maximum of 16 weeks’ notice, or compensation in lieu of notice, or a combination of both.

On September 12, 2014, Mr. Buckler was awarded 150,000 stock options, each having an exercise price of $0.53 per share, which will vest over a one year period and expire on September 12, 2019.

On October 1, 2014, Mr. Buckler was awarded 50,000 stock options, each having an exercise price of $0.55 per share, which will vest over a one year period and expire on October 1, 2019.

Other than as set forth in the foregoing, no NEO of the Company has received, during the most recently completed financial year, compensation pursuant to:

(d)	any standard arrangement for the compensation of NEOs for their services in their capacity as NEOs, including any additional amounts payable for committee participation or special assignments;

(e)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

(f)	any arrangement for the compensation of NEOs for services as consultants or experts.

Incentive Plan Awards

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option-based awards and share-based awards granted to NEOs that were outstanding as of December 31, 2014, including awards granted before the year ended December 31, 2014.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market value of share-based awards that have not vested ($)(2)
David Hall CEO, President and Director	N/A	N/A	N/A	N/A	1,700,000	629,000
Rolf Hoffmann Chief Medical Officer and Director	350,000	US$0.50	July 13, 2017	N/A	N/A	N/A

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market value of share-based awards that have not vested ($)(2)
Tom Kordyback Chief Financial Officer	100,000	$0.55	September 5, 2020	N/A	N/A	N/A
	325,000(3)	US$1.00	March 31, 2016	N/A
Lee Buckler VP, Business and Corporate Development	150,000	$0.53	September 12, 2019	N/A	N/A	N/A
	50,000	$0.55	October 1, 2019

(1)

Based on the difference between the closing price of the Shares on the OTCQB on December 31, 2014 of US$0.32 and the closing price of the Shares on the TSX Venture Exchange (the “TSXV”) on December 31, 2014 of CAD$0.37 and the stock option exercise price, multiplied by the number of Shares under option. At December 31, 2014, no stock options were in-the-money.

(2)

Based on the closing price of the Shares on the TSXV on December 31, 2014 of CAD$0.37. For a discussion of the reason for the issuance of these Shares, see “Share-Based and Option-Based Awards – Share-Based Awards”.

(3)	These options have been granted to Mr. Kordyback by a former founder of TrichoScience to purchase existing Shares.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2014, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2014 for each NEO.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Hall CEO, President and Director	Nil	Nil(1)	N/A
Rolf Hoffmann Chief Medical Officer and Director	Nil	N/A	N/A
Tom Kordyback Chief Financial Officer	$11,000(2)	N/A	N/A
Lee Buckler VP, Business and Corporate Development	Nil	N/A	N/A

(1)

No Shares were released from Escrow for the year ended December 31, 2014. For a discussion of the reason for the issuance of these Shares, see “Share-Based and Option-Based Awards – Share-Based Awards”.

(2)

Mr. Kordyback had 25,000 options vest on March 4, 2014; 25,000 options vest on June 2, 2014; and 25,000 options vest on September 5, 2014. Based on the difference between the closing price of the Shares on the TSXV on March 4, 2014 of $0.92, on June 5, 2014 of $0.62, and on September 5, 2014 of $0.50 and the stock option exercise price, multiplied by the number of Shares under option.

Narrative Discussion

For a summary of the material provisions of the 2014 Plan, pursuant to which all current option-based awards have been granted to NEOs, please see above under the heading “Particulars of Matters to Be Acted Upon – Re-Approval of 2014 Stock Option Plan”. There was no re-pricing of stock options under the 2014 Plan or otherwise during the Company’s most recently completed financial period ended December 31, 2014.

Under various stock option agreements between former founders of TrichoScience and current directors and officers, certain founders of TrichoScience granted stock options to acquire Shares to our current directors and officers. These founders’ options are exercisable at $1.00 per Share and expire after six to seven years.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits to the NEOs at, following, or in connection with retirement, including a defined benefits plan or a defined contribution plan. The Company does not have a deferred compensation plan with respect to any NEO.

Termination and Change of Control Benefits

Other than as described above under the section entitled “Summary Compensation Table – Narrative Discussion”, the Company has no contract, agreement, plan or arrangement that provides for payments to a NEO, at, following or in connection with, any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Company or change in a NEO’s responsibilities.

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth the details of compensation provided to the directors, other than the NEO’s, during the Company’s most recently completed financial year:

Name	Fees Earned ($)	Share- based Awards ($)	Option- based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Peter Jensen(1)	18,500	-	-	-	-	-	18,500
John Challis(2)	10,750	-	-	-	-	-	10,750
Peter Lewis(3)	13,250	-	-	-	-	-	13,250

(1)	Peter Jensen was appointed the chairman of the Board and a director on December 22, 2010.

(2)	John Challis became a director of the Company on March 11, 2011.

(3)	Peter Lewis became a director of the Company on May 27, 2011.

Narrative Discussion

The Company pays fees to the directors and committee members for their involvement on the Board, Audit Committee and Nominating, Compensation and Corporate Governance Committee. Each director is paid an annual retainer as well as per meeting fees. The chairman is paid an annual retainer of $15,000, while other independent members of the Board are paid an annual retainer of $10,000. The Chairman of each of the Board, Audit Committee and Nominating, Compensation and Corporate Governance Committee receives a per meeting fee of $1,000, while the other members of each committee or Board receive a per meeting fee of $750.

During the year ended December 31, 2014, options to purchase 65,000 Shares and options to purchase 10,000 Shares to Peter Jensen were cancelled. In the year ended December 31, 2013, the Company granted each of John Challis and Peter Lewis options to purchase 100,000 Shares and Peter Jensen options to purchase 10,000 Shares, each exercisable into one Share at a price of $0.55 per Share, which expire on September 5, 2020. The options vest as follows: 25% on December 4, 2013, 25% on March 4, 2014, 25% on June 2, 2014 and 25% on September 5, 2014. No options were issued to directors during the year ended December 31, 2012.

Other than as set forth below, no director of the Company who is not a NEO received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

Incentive Plan Compensation for Directors

Outstanding Share-Based Awards and Option-Based Awards for Directors

The following table sets forth all option-based awards and share-based awards granted to the Company’s directors, other than the NEOs, that were outstanding as of December 31, 2014, including awards granted before the period ended December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Jensen	235,000(2)	US$1.00	July 13, 2017	N/A	-	-
John Challis	100,000	$0.55	September 5, 2020	N/A	-	-
Peter Lewis	100,000	$0.55	September 5, 2020	N/A	-	-

(1)

Based on the difference between the closing price of the Shares on the OTCQB on December 31, 2014 of US$0.32 and closing price of the Shares on the TSXV on December 31, 2014 of CAD$0.37 and the stock option exercise price, multiplied by the number of Shares under option.

(2)	These options have been granted to Mr. Jensen by a former founder of TrichoScience to purchase existing Shares.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2014, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2014 for directors, other than the Company’s NEO’s.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Jensen	Nil	N/A	N/A
John Challis	$11,000(1)	N/A	N/A
Peter Lewis	$11,000(2)	N/A	N/A

(1)

Mr. Challis had 25,000 options vest on March 4, 2014; 25,000 options vest on June 2, 2014; and 25,000 options vest on September 5, 2014. Based on the difference between the closing price of the Shares on the TSXV on March 4, 2014 of $0.92, on June 2, 2014 of $0.62, and on September 5, 2014 of $0.50 and the stock option exercise price, multiplied by the number of Shares under option.

(2)

Mr. Lewis had 25,000 options vest on March 4, 2014; 25,000 options vest on June 2, 2014; and 25,000 options vest on September 5, 2014. Based on the difference between the closing price of the Shares on the TSXV on March 4, 2014 of $0.92, on June 2, 2014 of $0.62, and on September 5, 2014 of $0.50 and the stock option exercise price, multiplied by the number of Shares under option.

Narrative Discussion

For a summary of the material provisions of the 2014 Plan, pursuant to which all current option-based awards have been granted to Directors, please see below under the heading “Particulars of Matters to Be Acted Upon – Re-Approval of 2014 Stock Option Plan”. There was no repricing of stock options under the Old Plan (as defined herein) or the 2014 Plan or otherwise during the Company’s most recently completed financial period ended December 31, 2014.

Under various stock option agreements between former founders of TrichoScience and current directors and officers, certain founders of TrichoScience granted stock options to acquire Shares to our current directors and officers. These founders’ options are exercisable at $1.00 per Share and expire after six to seven years.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

On December 22, 2010, the Board approved the adoption of the Old Plan, which was ratified and approved by the Shareholders on January 5, 2011. On April 15, 2014, the Board approved the adoption of the Company’s 2014 Plan, which was ratified and approved by the Shareholders on May 21, 2014. A copy of the 2014 Plan is attached as Schedule “A”. For a description of the features of the 2014 Plan, please see “Particulars of Matters to Be Acted Upon – Re-Approval of 2014 Stock Option Plan”.

The following table sets forth, as of the end of the Company’s most recently completed financial year, the number of securities to be issued upon exercise of outstanding stock options, the weighted-average exercise price and the number of securities remaining to be issued under equity compensation plans approved and not approved by the Shareholders:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	4,890,000	$0.67	604,729
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	4,890,000	$0.67	604,729

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Company since the beginning of the most recently completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Shares, or who exercises control or direction of Shares, or a combination of both, carrying more than ten percent of the voting rights attached to the Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, other than an interest arising solely from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders.

APPOINTMENT OF AUDITOR

Shareholders will be asked to vote for the appointment of BDO Canada LLP to serve as auditor of the Company to hold office until the next annual general meeting of the shareholders or until such firm is removed from office or resigns as provided by law, and to authorize the Board to fix the remuneration to be paid to the auditors. BDO Canada LLP of Vancouver, British Columbia, was first appointed as auditor of the Company on January 21, 2011.

Management recommends the appointment of BDO Canada LLP, Chartered Accountants, to serve as auditors of the Company for the fiscal year ending December 31, 2015 and the authorizing of the Board to fix the remuneration of the auditors for the year ended December 31, 2015.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), a reporting issuer is required to provide disclosure with respect to its Audit Committee, including the text of the Audit Committee Charter, information regarding composition of the Audit Committee, and the fees paid to the external auditor. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The following Audit Committee Charter was adopted by the Company’s Audit Committee and the Board:

Purpose of the Audit Committee

The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of the Company. The role of the Committee is to:

(a)     assist the Board in its oversight responsibilities by reviewing: (i) the Company’s consolidated financial statements, the financial and internal controls and the accounting, audit and reporting activities, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the external auditors’ qualifications and independence, and (iv) the scope, results and findings of the Company’s external auditors’ audit and non-audit services;

(b)     prepare any report of the Committee required to be included in the Company’s annual report or proxy material; and

(c)    take such other actions within the scope of this Charter as the Board may assign to the Committee from time to time or as the Committee deems necessary or appropriate.

Composition, Operations and Authority

Composition

The Committee shall be composed of a minimum of three members of the Board. A majority of the members of the Committee shall be independent as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities (collectively, the “Applicable Law”). Each member of the Committee shall be “financially literate” and at least one member of the Audit Committee shall be a “financial expert”, as such terms are defined by the Applicable Law.

Members of the Committee shall be appointed by the Board and continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal. Any member of the Committee may be removed by the Board in its discretion. However, a member of the Committee shall automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or, if applicable, ceasing to be independent as required in this Section 2 of this Charter. Vacancies on the Committee will be filled by the Board.

Authority

The authority of the Committee is subject to the provisions of this Charter, the constating documents of the Company, such limitations as may be imposed by the Board from time to time and Applicable Law.

The Committee shall have the authority to: (i) retain (at the Company’s expense) its own legal counsel and other advisors and experts that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company. In addition, the Committee shall have the authority to request any officer, director or employee of the Company, or any other persons whose advice and counsel are sought by the Committee, such as members of the Company’s management or the Company’s outside legal counsel and external auditors, to meet with the Committee or any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities.

The Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Committee with respect to any of the matters referred to in this Charter.

Operations

The Board may appoint one member of the Committee to serve as chair of the Committee (the “Chair”), but if it fails to do so, the members of the Committee shall designate a Chair by majority vote of the full Committee to serve at the pleasure of the majority of the full Committee. If the Chair of the Committee is not present at any meeting of the Committee, an acting Chair for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chair shall refer the matter to the Board. The Committee may appoint a secretary who need not be a director of the Board or Committee.

The Chair shall preside at each meeting of the Committee and set the agendas for the Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings as long as they are not inconsistent with any provisions of the Company’s constating documents or this Charter.

The Committee shall meet (in person or by telephonic meeting) at least quarterly or more frequently as circumstances dictate. As a part of each meeting of the Committee at which the Committee recommends that the Board approve the annual audited financial statements, the Committee shall meet in a separate session with the external auditors and, if desired, with management and/or the internal auditor. In addition, the Committee or the Chair shall meet with management quarterly to review the Company’s financial statements and the Committee or a designated member of the Committee shall meet with the external auditors to review the Company’s financial statements on a regular basis as the Committee may deem appropriate. The Committee shall maintain written minutes or other records of its meetings and activities, which shall be duly filed in the Company’s records.

Except as otherwise required by the Company’s constating documents, a majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Committee. The Committee may also act by unanimous written consent in lieu of a meeting.

Responsibilities and Duties

The Committee’s primary responsibilities are to:

General

(a)     review and assess the adequacy of this Charter on an annual basis and, where necessary or desirable, recommend changes to the Board;

(b)     report to the Board regularly at such times as the Chair may determine to be appropriate but not less frequently than four times per year;

(c)     follow the process established for all committees of the Board for assessing the Committee’s performance;

Review of Financial Statements, MD&A and other Documents

(d)     review the Company’s financial statements and related management’s discussion and analysis and any other annual reports or other financial information to be submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors before they are approved by the Board and publicly disclosed;

(e)     review with the Company’s management and, if applicable, the external auditors, the Company’s quarterly financial statements and related management’s discussion and analysis, before they are released;

(f)     ensure that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements other than the disclosure referred to in the two immediately preceding paragraphs and periodically assess the adequacy of such procedures;

(g)     review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

(h)     review with the Company’s management any press release of the Company which contains financial information;

(i)     review analyses prepared by management and/or the external auditors setting forth significant reporting issues and judgments made in connection with the preparation of the Company’s financial statements;

External Auditors

(j)     recommend external auditors’ nominations to the Board to be put before the shareholders for appointment and, as necessary, the removal of any external auditors in office from time to time;

(k)    approve the fees and other compensation to be paid to the external auditors;

(l)     pre-approve all significant non-audit engagements to be provided to the Company with the external auditors;

(m)    require the external auditors to submit to the Committee, on a regular basis (at least annually), a formal written statement delineating all relationships between the external auditors and the Company and discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;

(n)     recommend to the Board any action required to ensure the independence of the external auditors;

(o)    advise the external auditors of their ultimate accountability to the Board and the Committee;

(p)    oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the Company;

(q)    evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Committee, including (i) reviewing and evaluating the lead partner on the external auditors’ engagement with the Company, (ii) considering whether the auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors’ independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;

(r)    present the Committee’s conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

(s)    obtain and review a report from the external auditors at least annually regarding the external auditors’ internal quality-control procedures; material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditors and the Company;

(t)     establish policies for the Company’s hiring of employees or former employees of the external auditors;

(u)    monitor the relationship between management and the external auditors including reviewing any management letters or other reports of the external auditors and discussing any material differences of opinion between management and the external auditors;

Financial Reporting Process

(v)    periodically discuss the integrity, completeness and accuracy of the Company’s internal controls and the financial statements with the external auditors in the absence of the Company’s management;

(w)    in consultation with the external auditors, review the integrity of the Company’s financial internal and external reporting processes;

(x)     consider the external auditors’ assessment of the appropriateness of the Company’s auditing and accounting principles as applied in its financial reporting;

(y)     review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company’s auditing and accounting principles and practices suggested by the external auditors, internal audit personnel or management;

(z)     review and discuss with the Chief Executive Officer (“CEO”) and the Chief Financial Officer (the “CFO”) the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the interim and annual filings with applicable securities regulatory authorities;

(aa)   review disclosures made by the CEO and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls;

(bb)   establish regular and separate systems of reporting to the Committee by management and the external auditors of any significant decision made in management’s preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

(cc)   discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management, the head of internal audit or the external auditors;

(dd)   resolve any disagreements between management and the external auditors regarding financial reporting;

(ee)   review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

(ff)    retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Committee shall not be required to obtain the approval of the Board for such purposes);

(gg)   discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

Corporate Controls and Procedures

(hh)   receive confirmation from the CEO and CFO that reports to be filed with Canadian Securities commissions and any other applicable regulatory agency: (a) have been prepared in accordance with the Company’s disclosure controls and procedures; and (b) contain no material misrepresentations or omissions and fairly presents, in all material respects, the financial condition, results of operations and cash flow as of and for the period covered by such reports;

(ii)     receive confirmation from the CEO and CFO that they have concluded that the disclosure controls and procedures are effective as of the end of the period covered by such reports;

(jj)     discuss with the CEO and CFO any reasons for which any of the confirmations referred to in the two preceding paragraphs cannot be given by the CEO and CFO;

Code of Conduct and Ethics

(kk)   review and discuss the Company’s Code of Business Conduct and Ethics and the actions taken to monitor and enforce compliance with the Code;

(ll)    establish procedures for: i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

Legal Compliance

(mm)   confirm that the Company’s management has the proper review system in place to ensure that the Company’s financial statements, reports, press releases and other financial information satisfy Applicable Law;

(nn)    review legal compliance matters with the Company’s legal counsel;

(oo)    review with the Company’s legal counsel any legal matter that the Committee understands could have a significant impact on the Company’s financial statements;

(pp)    conduct or authorize investigations into matters within the Committee’s scope of responsibilities;

(qq)    perform any other activities in accordance with the Charter, the Company’s constating documents and Applicable Law the Committee or the Board deems necessary or appropriate;

Related Party Transactions

(rr)    review the financial reporting of any transaction between the Company and any officer, director or other “related party” (including any shareholder holding an interest greater than 5% in the Company) or any entity in which any such person has a financial interest;

(ss)   review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures;

Reporting and Powers

(tt)    report to the Board following each meeting of the Committee and at such other times as the Board may consider appropriate; and

(uu)   exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board.

Limitations of Responsibility

While the Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management (with respect to whom the Committee performs an oversight function) and the external auditors.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Peter Lewis – Chairman	Independent	Financially literate
John Challis	Independent	Financially literate
Peter Jensen	Not Independent	Financially literate

Relevant Education and Experience

The relevant education and experience of the current members of our Audit Committee is as follows:

Peter Lewis

Mr. Lewis is a chartered accountant and has been a partner with Lewis and Company, a firm specializing in taxation law, since 1993. His areas of expertise include: tax planning, acquisitions and divestitures, reorganizations and estate planning. Mr. Lewis has presented taxation courses at the Institute of Chartered Accountants of British Columbia and the Canadian Tax Foundation. He served on the Taxation Committee of the Institute of Chartered Accountants for three years and as President and Secretary-Treasurer at the Jericho Tennis Club for a combined eight years. Mr. Lewis is currently a member of the University Endowment Lands Community Advisory Committee.

Dr. John Challis

Dr. Challis was the past President and CEO of the Michael Smith Foundation for Health Research. He has experience reviewing and assessing financial information, budgets and financial processes through his role with the Foundation.

Peter Jensen

Mr. Jensen holds a Bachelor of Science and two Law degrees from McGill University. Prior to obtaining his law degrees, he was engaged in diabetes research and medical clinic management. In 1981, he commenced the practice of law in the corporate and securities fields in British Columbia. Mr. Jensen has a wide range of legal experience internationally and has a depth of experience in trans-border transactions. He has been, and is, a director of a number of private and publicly traded companies and has assisted in the raising of finance for these companies in Canada, the United States, Europe and Asia. He has been a member of various audit committees over the past 20 years, including for companies listed on senior US stock exchanges. He has the education and experience to understand legal and financial issues.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in Section 2.4 or Part 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee Charter under the heading “External Auditors”.

External Auditor Service Fees (By Category)

In the following table, “Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-Related Fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, advice and planning. “All Other Fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years, by category, are as follows:

Fiscal Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2014	$65,505	Nil	$7,612	Nil
December 31, 2013	$73,834	Nil	$3,675	Nil

Exemption

The Company is relying on the exemption provided by Section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed other than by the directors or executive officers of the Company.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 Corporate Governance Guidelines, as adopted by the British Columbia Securities Commission, provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board. During the fiscal year ended December 31, 2014, the Board acted by consent resolution on 15 occasions.

Each of Messrs. Challis and Lewis are “independent” in that they are independent and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with each their respective ability to act in the best interests of the Company. As Mr. Hall is the President and CEO of the Company, Mr. Jensen is the Chairman of the Board and Mr. Hoffmann is the Chief Medical Officer, they are not considered independent.

Directorships

The following table describes which of our current directors are also directors of other reporting issuers (or the equivalent in another jurisdiction):

Name of Director of the Company	Names of Other Reporting Issuers
David Hall	GLG Life Tech Corp. (Nasdaq)
Peter Jensen	Deer Horn Metals Inc.
Rolf Hoffmann	None
John Challis	None
Peter Lewis	Landstar Properties Inc. (TSXV)

Orientation and Continuing Education

The Board briefs all new directors with respect to the policies of the Board and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board has recently appointed a Nominating, Compensation and Corporate Governance (the “Committee”). The Committee consists of Peter Jensen, John Challis and Peter Lewis. The Committee adopted a charter on October 28, 2013 and has held two formal meetings.

The Committee evaluates the Board’s effectiveness and the effectiveness of its members pursuant to the process for such evaluation approved by the Board and reviews, as required, the size and composition of the Board to ensure that there remain an appropriate number of “unrelated” and “independent” directors. The Committee will also identify and recommend qualified candidates to the Board who meet the selection criteria approved by the Board, and recommend the slate of nominees for election by shareholders at the annual meeting and in this regard the Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates or to otherwise assist the Committee in the discharge of its responsibilities, including the sole authority to approve the search firm’s fees and other retention terms.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

Among other duties, the Committee reviews and recommends to the Board for approval policies relating to compensation of the Company’s executive officers and reviews the performance of the Company’s executive officers and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company’s executive officers.

When determining the compensation of its officers, the Board considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Accordingly, the Board relies on a number of factors including such input from the Committee, and through various discussions and without any formal objectives, criteria or analysis, in determining the compensation of its executive officers, as well as employees and consultants. The Committee ensures that the total compensation paid to all NEO and directors is fair and reasonable and is consistent with the Company’s compensation philosophy. The final decision upon compensation is made by the Board.

Other Board Committees

The Board has no committees other than the Audit Committee and the Nominating, Compensation and Corporate Governance Committee.

Assessments

The Board regularly monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and the Audit Committee. The Committee reviews the Board committee structure on an annual basis and recommend to the Board any changes it considers necessary or desirable with respect to that committee structure, including (all in consultation with the Chair of the Board): (i) the mandates of each committee; (ii) the criteria for membership on any committee; (iii) the composition of each committee; (iv) the appointment and removal of members from any committee; (v) the operations of each committee, including the ability of any committee to delegate any or all of its responsibilities to a sub-committee of that committee; and (vi) the process for each committee reporting to the Board.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, and no associates or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Shares or other securities of the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Re-Approval of 2014 Stock Option Plan

On December 22, 2010, the Board approved the adoption of the Old Plan, which was ratified and approved by the Shareholders on January 5, 2011. On April 17, 2014, the Board approved the adoption of the Company’s 2014 Plan, which was ratified and approved by the Shareholders on May 21, 2014. A copy of the 2014 Plan is attached as Schedule “A”. The TSXV requires listed companies that have a “rolling” stock option plan in place to receive shareholder approval of such plan on a yearly basis at the company’s annual meeting. Accordingly, shareholders of the Company will be asked at the Meeting to ratify and approve the 2014 Plan. The 2014 Plan complies with the current policies of the TSXV.

The 2014 Plan is a rolling plan pursuant to which the number of Shares reserved for issuance pursuant to the exercise of options granted under the plan cannot exceed 10% of the total number of issued Shares of the Company (calculated on a non-diluted basis) at the time an option is granted.

The purpose of the 2014 Plan is to advance the interests of the Company and its shareholders by attracting, retaining and motivating selected directors, officers, employees, consultants and management company employees of the Company of high caliber and potential and to encourage and enable such persons to acquire an ownership interest in the Company.

The following information is intended as a brief description of the 2014 Plan and is qualified in its entirety by the full text of the 2014 Plan which is attached as Schedule “A” to this Information Circular:

1.

The Board (which for the purposes of the Plan includes any committee setup by the Board to govern the stock options, including the Committee) shall establish the exercise price at the time each option is granted, subject to the following conditions:

	(a)	if the Shares are listed on the TSXV, the exercise price will not be less than the minimum prevailing price permitted by the TSXV policies;

	(b)	if the Shares are not listed, posted and trading on any stock exchange or bulletin board, then the exercise price will be determined by the Board at the time of granting;

(c)

if an option is granted within 90 days of a distribution by a prospectus by the Company, the exercise price will not be less than the price that is the greater of the minimum prevailing price permitted by TSXV policies and the per Share price paid by public investors for Shares acquired under the distribution by the prospectus, with the 90 day period beginning on the date a final receipt is issued for the prospectus; and

(d)	in all other cases, the exercise price shall be determined in accordance with the rules and regulations of any applicable regulatory bodies.

2.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of Shares in respect of the expired or terminated option shall again be available for an option grant under the 2014 Plan.

3.	All options granted under the 2014 Plan may not have an expiry date exceeding ten years from the date on which the option is granted.

4.	Options granted to any one individual in any 12 month period cannot exceed more than 5% of the issued shares of the Company, unless the Company has obtained disinterested shareholder approval.

5.	Options granted to any one consultant in any 12 month period cannot exceed more than 2% of the issued shares of the Company, without the prior consent of the TSXV.

6.	Options granted to all persons, in aggregate, conducting investor relations activities in any 12 month period cannot exceed more than 2% of the issued Shares, without the prior consent of the TSXV.

7.

The 2014 Plan provides that options issued to optionees performing investor relations activities will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

8.

If a director, employee or consultant of the Company is terminated for cause or resigns, then any option granted to the option holder will terminate immediately upon the option holder ceasing to be a director, employee, or consultant by reason of termination for cause or by resignation.

9.

If an option holder ceases to be a director, employee or consultant of the Company (other than by reason of death, disability, resignation or termination of services for cause), as the case may be, then any option granted to the option holder that had vested and was exercisable on the date of termination will expire on the earlier of the expiry date and the date that is 90 days following the date that the option holder ceases to be a director, employee or service provider of the Company.

10.

If an option holder dies, the option holder’s lawful personal representatives, heirs or executors may exercise any option granted to the option holder that had vested and was exercisable on the date of death until the earlier of the expiry date and one year after the date of death of the option holder.

11.

If an option holder ceases to be a director, employee or consultant as a result of a disability, the option holder may exercise any option granted to the option holder that had vested and was exercisable on the date of disability until the earlier of the expiry date and 90 days after the date of disability.

12.

Stock options granted to directors, employees or consultants will vest when granted unless determined by the Board on a case by case basis, other than options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

13.

The 2014 Plan will be administered by the Board (which for the purposes of the Plan includes any committee setup by the Board to govern the stock options, including the Committee) who will have the full authority and sole discretion to grant options under the 2014 Plan to any eligible party, including themselves.

14.	Options granted under the 2014 Plan shall not be assignable or transferable by an option holder.

15.	The Board may, from time to time, subject to regulatory or shareholder approval, if required under the policies of the TSXV, amend or revise the terms of the 2014 Plan.

The 2014 Plan provides that other terms and conditions may be attached to a particular stock option at the discretion of the Board.

At the Meeting, Shareholders will be asked to approve the following ordinary resolution (the “2014 Plan Resolution”), which must be approved by at least a majority of the votes cast by Shareholders represented in person or by proxy at the Meeting who vote in respect of the 2014 Plan Resolution:

“RESOLVED, as an ordinary resolution of the shareholders of RepliCel Life Sciences Inc. (the “Company”), that:

1.

The Company’s 2014 Stock Option Plan (the “2014 Plan”), as set forth in the Company’s Information Circular dated May 12, 2015, including the reservation for issuance under the 2014 Plan at any time of a maximum of 10% of the issued common shares of the Company, be and is hereby ratified, confirmed and approved, subject to the acceptance of the 2014 Plan by the TSX Venture TSXV (the “TSXV”);

2.

The board of directors of the Company be authorized in its absolute discretion to administer the 2014 Plan and amend or modify the 2014 Plan in accordance with its terms and conditions and with the policies of the TSXV; and

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions, including, without limitation, making any changes to the 2014 Plan required by the TSXV or applicable securities regulatory authorities and to complete all transactions in connection with the administration of the 2014 Plan.

The form of the 2014 Plan Resolution set forth above is subject to such amendments as management may propose at the Meeting, but which do not materially affect the substance of the 2014 Plan Resolution.

Management of the Company recommends that shareholders vote in favour of the 2014 Plan Resolution at the Meeting. It is the intention of the Designated Persons named in the enclosed form of proxy, if not expressly directed otherwise in such form of proxy, to vote such proxy FOR the 2014 Plan Resolution.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the Designated Persons named in the enclosed form of proxy intend to vote on any poll in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information about the Company can be obtained free of charge through the SEDAR website at www.sedar.com. Shareholders may also contact David Hall, President, at Suite 2020 – 401 West Georgia Street, Vancouver, British Columbia V6B 5A1, Telephone: (604) 248-8730, Facsimile: (604) 248-8690, to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”). Financial information is provided in the Company’s comparative financial statements and MD&A for its financial year ended December 31, 2014.

Dated at Vancouver, British Columbia, the 12th day of May, 2015

ON BEHALF OF THE BOARD OF DIRECTORS OF

REPLICEL LIFE SCIENCES INC.

/s/David Hall
David Hall
President, Chief Executive Officer and Director

Schedule “A”

REPLICEL LIFE SCIENCES INC.
(the “Company”)

2014 ROLLING STOCK OPTION PLAN

May 21, 2014

1.	PURPOSE

1.1

Purpose. The purpose of this Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares (as defined herein) of the Company. It is the intention of the Company that, if and so long as the Common Shares are listed on the TSXV (as defined herein), at the discretion of the Board (as defined herein), this Plan will at all times be in compliance with the TSXV Policies (as defined herein) and unless the Board determines otherwise, any inconsistencies between this Plan and the TSXV Policies whether due to inadvertence or changes in TSXV Policies will be resolved in favour of the TSXV Policies.

2.	INTERPRETATION

2.1	Definitions. For the purposes of this Plan, the following terms have the respective meanings set forth below:

	(a)	“Affiliate” has the same meaning ascribed to that term as set out in the TSXV Policies;

	(b)	“Associate” has the same meaning as ascribed to that term as set out in the TSXV Policies;

	(c)	“Board” means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan;

	(d)	“Change of Control” means the occurrence of any one of the following events:

(i)

there is a report filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as the term “offeror” is defined in Section 1.1 of Multilateral Instrument 62-104 Take- Over Bids and Issuer Bids) has acquired beneficial ownership of, or the power to exercise control or direction over, or securities convertible into, any shares of capital stock of any class of the Company carrying voting rights under all circumstances (the “Voting Shares”), that, together with the offeror’s securities would constitute Voting Shares of the Company representing more than 50% of the total voting power attached to all Voting Shares of the Company then outstanding,

(ii)

there is consummated any amalgamation, consolidation, statutory arrangement, merger, business combination or other similar transaction involving the Company: (1) in which the Company is not the continuing or surviving corporation, or (2) pursuant to which any Voting Shares of the Company would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement, merger, business combination or other similar transaction involving the Company in which the holders of the Voting Shares of the Company immediately prior to such amalgamation, consolidation, statutory arrangement, merger, business combination or other similar transaction have, directly or indirectly, more than 50% of the Voting Shares of the continuing or surviving corporation immediately after such transaction,

(iii)

any person or group of persons shall succeed in having a sufficient number of its nominees elected as directors of the Company such that such nominees will constitute a majority of the directors of the Company, or

(iv)	there is consummated a sale, transfer or disposition by the Company of all or substantially all of the assets of the Company,

provided that an event shall not constitute a Change of Control if its sole purpose is to change the jurisdiction of the Company’s organization or to create a holding company, partnership or trust that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such event;

(e)

“Common Shares” means the common shares in the capital of the Company as constituted on the Grant Date, provided that, in the event of any adjustment pursuant to Section 4.9, “Common Shares” shall thereafter mean the shares or other securities or other property resulting from the events giving rise to the adjustment;

(f)	“Company” means RepliCel Life Sciences Inc. and includes, unless the context otherwise requires, all of its subsidiaries or Affiliates and successors according to law;

(g)	“Consultant” has the same meaning as ascribed to that term as set out in the TSXV Policies;

(h)	“Consultant Company” has the same meaning as ascribed to that term as set out in the TSXV Policies;

(i)	“Director” has the same meaning as ascribed to that term as set out in the TSXV Policies;

(j)	“Disability” means any disability with respect to an Optionee which the Board in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(i)

being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries, or

(ii)	acting as a director or officer of the Company or its subsidiaries,

and “Date of Disability” means the effective date of the Disability as determined by the Board in its sole and unfettered discretion;

(k)

“Disinterested Shareholder Approval” means approval by a majority of the votes cast by all the Company’s shareholders at a duly constituted shareholders’ meeting, excluding votes attached to Common Shares beneficially owned by Insiders, and their Associates, to whom Options may be granted under this Plan;

(l)	“Distribution” has the same meaning ascribed to that term as set out in the TSXV Policies;

(m)	“Eligible Person” means, from, time to time, any bona fide Director, Employee or Consultant of the Company or an Affiliate of the Company;

(n)	“Employee” has the same meaning ascribed to that term as set out in the TSXV Policies;

(o)	“Exercise Price” means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;

(p)	“Expiry Date” means 5:00 p.m. (Vancouver time) on the day on which an Option expires as specified in the Option Agreement in respect thereof or in accordance with the terms of this Plan;

(q)	“Grant Date” for an Option means the date of grant thereof by the Board, whether or not the grant is subject to any Regulatory Approval;

(r)	“Insider” means:

(i) an insider as defined in the TSXV Policies; or as defined in securities legislation applicable to the Company, and

(ii) an Associate of any person who is an Insider by virtue of Section 2.1(r)(i) above;

(s)	“Investor Relations Activities” has the same meaning ascribed to that term as set out in the TSXV Policies;

(t)	“Management Company Employee” has the same meaning ascribed to that term as set out in the TSXV Policies;

(u)	“Notice of Exercise” means a written notice in substantially the form attached as Exhibit A1 to Schedule “A” hereto or as Exhibit B1 to Schedule “B” hereto, as applicable;

(v)	“Option” means the right to purchase Common Shares granted hereunder to an Eligible Person;

(w)

“Option Agreement” means the stock option agreement between the Company and an Eligible Person whereby the Company provides notice of grant of an Option to such Eligible Person substantially in the form of Schedule “A” attached hereto for Eligible Persons not engaged in Investor Relations Activities and substantially in the form of Schedule “B” attached hereto for Eligible Persons engaged in Investor Relations Activities or such other stock option agreement approved for use by the Board;

(x)	“Optioned Shares” means Common Shares that may be issued to an Eligible Person upon the exercise of an Option;

(y)	“Optionee” means the recipient of an Option hereunder, their heirs, executors and administrators;

(z)	“Person” means a corporation or an individual;

(aa)	“Plan” means this Stock Option Plan, as may be amended and/or restated from time to time;

(bb)	“Plan Shares” means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in Section 3.2;

(cc)	“Regulatory Approval” means the approval of the TSXV and any other securities regulatory authority that may have lawful jurisdiction over the Plan and any Options issued hereunder, as may be required;

(dd)

“Share Compensation Arrangement” means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(ee)	“Tier 1 Issuer” has the same meaning ascribed to that term as set out in the TSXV Policies;

(ff)	“Tier 2 Issuer” has the same meaning ascribed to that term as set out in the TSXV Policies;

(gg)	“TSXV” means the TSX Venture Exchange and any successor thereto; and

(hh)	“TSXV Policies” means the rules and policies of the TSXV, as amended from time to time.

2.2	Currency. Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.3

Gender. As used in this Plan and any Schedules hereto, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.

2.4

Interpretation. This Plan will be governed by and construed in accordance with the laws of the Province of British Columbia, and the laws of Canada applicable therein, without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

3.	STOCK OPTION PLAN

3.1	Establishment of Plan. This Plan is hereby established to recognize contributions made by Eligible Persons and to create an incentive for their continuing assistance to the Company and its Affiliates.

3.2

Maximum Number of Plan Shares. Subject to adjustment as provided in this Plan, the aggregate number of Plan Shares reserved for issuance under the Plan, including any other Common Shares which may be issued pursuant to any other stock options granted by the Company outside of this Plan, shall not exceed 10% of the total number of issued Common Shares of the Company (calculated on a non-diluted basis) at the time an Option is granted. The number of Optioned Shares granted under the Plan cannot exceed the number of Plan Shares.

3.3

Eligibility. Options to purchase Common Shares may be granted hereunder to Eligible Persons from time to time by the Board. If and when the Common Shares are listed on the TSXV, any Eligible Person that is a corporate entity will be required to agree in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares to any other individual or entity as long as such Options remain outstanding, unless the written permission of the TSXV and the Company is obtained. The Company represents that Eligible Persons who are granted Options will be bona fide Directors, Employees or Consultants of the Company or a subsidiary of the Company at the time of grant of such Options.

3.4

Options Granted Under the Plan. All Options granted under the Plan will be evidenced by an Option Agreement in substantially the form attached hereto as Schedule “A” (or such other form determined by the Board) in the case of Optionees not engaged in Investor Relations Activities or Schedule “B” (or such other form determined by the Board) in the case of Optionees engaged in Investor Relations Activities, as applicable, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

3.5

Terms Incorporated. Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Agreement made hereunder. In the event of any discrepancy between this Plan and an Option Agreement, the provisions of this Plan shall govern.

3.6	Limitations on Option Grants. If the Common Shares are listed on the TSXV, the following restrictions on the granting of Options are applicable under the Plan:

(a)

Individuals. The aggregate number of Optioned Shares that may be reserved for issuance pursuant to Options granted to any one individual must not exceed 5% of the issued Common Shares of the Company (determined as at the Grant Date) in a 12-month period, unless the Company has obtained Disinterested Shareholder Approval pursuant to Section 3.11(c).

(b)

Optionees Performing Investor Relations Activities. The aggregate number of Options granted to Eligible Persons engaged to provide Investor Relations Activities in a 12-month period must not exceed 2% of the issued Common Shares of the Company (determined as at the Grant Date) without the prior consent of TSXV.

(c)

Consultants. The aggregate number of Options granted to any one Consultant in a 12-month period must not exceed 2% of the issued Common Shares of the Company (determined as at the Grant Date) without the prior consent of TSXV.

3.7

Options Not Exercised. In the event an Option granted under the Plan expires unexercised, is terminated or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be available again for an Option grant under this Plan.

3.8

Acceleration of Unvested Options. If there is a Change of Control, then all outstanding Options, whether fully vested and exercisable or remaining subject to vesting provisions or other limitations on exercise, shall be exercisable in full to enable the Optioned Shares subject to such Options to be issued and tendered to such bid.

3.9

Change of Control. In the event of a Change of Control or proposed transaction resulting in a Change in Control, the Board, at its option, may do any of the following: (a) the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the exercise of such rights by the Eligible Persons, the time for the fulfillment of any conditions or restrictions on such exercise, and the time for the expiry of such rights, (b) the Board or any Person which is or would be the successor to the Company or which may issue securities in exchange for Common Shares upon the Change of Control becoming effective may offer any Eligible Person the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the Exercise Price (and otherwise substantially upon the terms of the Option being replaced, or upon terms no less favourable to the Eligible Person) including, without limitation, the periods during which the Option may be exercised and expiry dates; and in such event, the Eligible Person shall, if he or she accepts such offer, be deemed to have released his Option over the Common Shares and such Option shall be deemed to have lapsed and be cancelled; or (c) the Board may exchange for or convert into any other security or any other property or cash, any Option that is still capable of being exercised, upon giving to the Eligible Person to whom such Option has been granted at least 30 days written notice of its intention to exchange or convert such Option, and during such period of notice, the Option, to the extent it has not been exercised, may be exercised by the Eligible Person without regard to any vesting conditions attached thereto; and on the expiry of such period of notice, the unexercised portion of the Option shall lapse and be cancelled. Subsections (a), (b) and (c) above are intended to be permissive and may be utilized independently or successively in combination or otherwise, and nothing therein contained shall be construed as limiting or affecting the ability of the Board to deal with Options in any other manner. All determinations by the Board under this Section will be final, binding and conclusive for all purposes.

3.10

Powers of the Board. The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

	(a)	allot Common Shares for issuance in connection with the exercise of Options;

	(b)	grant Options hereunder;

(c)

subject to appropriate shareholder and Regulatory Approval, amend, suspend, terminate or discontinue the Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the Plan will, without the written consent of all Optionees, alter or impair any Option previously granted under the Plan unless as a result of a change in TSXV Policies or the Company’s tier classification thereunder;

(d)

delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do; and

(e)

may in its sole discretion amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to Eligible Persons (before a particular Option is granted) subject to the other terms hereof.

3.11

Terms Requiring Disinterested Shareholder Approval. If the Common Shares are listed on the TSXV and if required by the TSXV Policies, the Company must obtain Disinterested Shareholder Approval of Options if the Options, together with any other Share Compensation Arrangement, could result at any time in:

	(a)	the number of Common Shares reserved for issuance under stock options granted to Insiders (as a group) exceeding 10% of the issued Common Shares of the Company;

	(b)	the grant to Insiders (as a group), within a 12-month period, of stock options exceeding 10% of the issued Common Shares of the Company; or

	(c)	the issuance to any one Optionee, within a 12-month period, of a number of Common Shares exceeding 5% of the issued Common Shares of the Company.

3.12

Effective Date of Plan. This Plan is effective as of the date first written above, subject to applicable Regulatory Approval and approval of the shareholders of the Company if required by the TSXV Policies.

4.	TERMS AND CONDITIONS OF OPTIONS

4.1	Exercise Price. The Board shall establish the Exercise Price at the time each Option is granted, subject to the following conditions:

	(a)	if the Common Shares are listed on the TSXV, then the Exercise Price for the Options granted will not be less than the minimum prevailing price permitted by the TSXV Policies;

(b)

if the Common Shares are not listed, posted and trading on any stock exchange or quoted on any quotation system, then the Exercise Price for the Options granted will be determined by the Board at the time of grant;

(c)

if an Option is granted within 90 days of a distribution by a prospectus by the Company, the Exercise Price will not be less than the price that is the greater of the minimum prevailing price permitted by TSXV Policies and the per Common Share price paid by public investors for Common Shares acquired under the distribution by the prospectus, with the 90 day period beginning on the date a final receipt is issued for the prospectus; and

	(d)	in all other cases, the Exercise Price shall be determined in accordance with the rules and regulations of any applicable regulatory bodies.

The Exercise Price shall be subject to adjustment in accordance with the provisions of Section 4.9.

4.2	Term of Option. The Board shall establish the Expiry Date for each Option at the time such Option is granted, subject to the following conditions:

	(a)	the Option will expire upon the occurrence of any event set out in Section 4.8 and at the time period set out therein; and

	(b)	the Expiry Date cannot be longer than the maximum exercise period as determined by the TSXV Policies.

4.3	Automatic Extension of Term of Option. The Expiry Date will be automatically extended if the Expiry Date falls:

	(a)	within a blackout period during which the Company prohibits Optionees from exercising their Options, provided that:

(i)

the blackout period has been formally imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed Material Information (as defined in the TSXV Policies). For greater certainty, in the absence of the Company formally imposing a blackout period, the Expiry Date of any Options will not be automatically extended in any circumstances;

(ii)

the blackout period expires upon the general disclosure of the undisclosed Material Information and the Expiry Date of the affected Options is extended to no later than ten (10) business days after the expiry of the blackout period; and

(iii)

the automatic extension will not be permitted where the Optionee or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company’s securities; or

	(b)	on a date which is not a business day, provided that:

		(i)	the Expiry Date is extended to no later than the end of the next business day; and

(ii)

the automatic extension will not be permitted where the Optionee or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company’s securities.

4.4	Hold Period.

(a)

If required by applicable securities laws, any Optioned Shares will be subject to a hold period expiring on the date that is four months and a day after the Grant Date, and the certificates representing any Optioned Shares issued prior to the expiry of such hold period will bear a legend in substantially the following form:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES REPRESENTED HEREBY MUST NOT TRADE THE SECURITIES BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE DATE OF GRANT]

(b)

If the Exercise Price of any Option granted hereunder is based on the Discounted Market Price (as defined in TSXV Policies) rather than the Market Price (as defined in TSXV Policies), all such Options and any Optioned Shares issuable upon exercise of such Options will be subject to a four month and one day hold period commencing on the Grant Date, and the certificates representing any Optioned Shares issued prior to the expiry of such hold period will bear a legend in substantially the following form:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT THE DATE THAT IS 4 MONTHS AND ONE DAY AFTER THE DATE OF GRANT].”

4.5	Vesting of Options.

(a)

No Option shall be exercisable until it has vested. The Board shall establish a vesting period or periods at the time each Option is granted to Eligible Persons, provided that Options granted to Eligible Persons performing Investor Relations Activities are required to vest in stages over at least 12 months with no more than one quarter of the Options vesting in any three month period.

(b) If no vesting schedule is specified at the time of grant and the Optionee is not performing Investor Relations Activities, the Option shall vest immediately.

4.6	Non Assignable. Subject to Section 4.9(e), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

4.7	Option Amendment.

(a)

Exercise Price. The Board may amend the Exercise Price of any Options provided that, subject to Section 4.1 and if the Common Shares are traded on the TSXV, the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of:

(i) the Grant Date;

(ii) the date the Common Shares commenced trading on the TSXV; or

(iii) the date of the last amendment of the Exercise Price.

(b)

Disinterested Shareholder Approval. If the Common Shares are listed on the TSXV, any proposed reduction in the exercise price of Options for Optionees that are Insiders will be subject to TSXV Policies, including Disinterested Shareholder Approval.

(c)

Term. The term of an Option cannot be extended so that the effective term of the Option exceeds ten (10) years in total, or such other period as prescribed by the TSXV Policies. If the Common Shares are traded on the TSXV, an option must be outstanding for at least one year before the Company can extend its term and the TSXV treats any extension of the length of the term of the Option as a grant of a new Option, which must comply with pricing and other requirements of this Plan.

(d) TSXV Approval. If the Common Shares are listed on the TSXV, any proposed amendment to the terms of an Option must be approved by the TSXV prior to the exercise of such Option as amended.

4.8	Termination of Option. Unless the Board determines otherwise, the Options will terminate in the following circumstances:

(a)

Termination of Services For Cause, Refusal to Stand for Election or Upon Resignation. If the engagement of the Optionee as a Director, Employee or Consultant is terminated for cause or if such Director, Employee or Consultant resigns, or in the case of a Director, refuses to stand for re-election, any Option granted hereunder to such Optionee shall terminate and cease to be exercisable immediately upon the Optionee ceasing to be a Director, Employee or Consultant by reason of termination for cause, refusal to stand for re-election or by resignation.

(c)

Termination of Services Without Cause. If the engagement of the Optionee as a Director, Employee or Consultant of the Company is terminated for any reason other than cause, resignation, disability or death, the Optionee may exercise any Option granted hereunder to the extent that such Option was exercisable and had vested on the date of termination until the date that is the earlier of (i) the Expiry Date, and (ii) the date that is 90 days after the effective date of the Optionee ceasing to be a Director, Employee or Consultant for that other reason.

(b)

Death. If the Optionee dies, the Optionee’s lawful personal representatives, heirs or executors may exercise any Option granted hereunder to the Optionee to the extent such Option was exercisable and had vested on the date of death until the earlier of (i) the Expiry Date, and (ii) one year after the date of death of such Optionee.

(c)

Disability. If the Optionee ceases to be an Eligible Person, due to his Disability, or, in the case of an Optionee that is a company, the Disability of the person who provides management or consulting services to the Company or to an Affiliate of the Company, the Optionee may exercise any Option granted hereunder to the extent that such Option was exercisable and had vested on the Date of Disability until the earlier of (i) the Expiry Date, and (ii) the date that is 90 days after the Date of Disability.

(d)

Changes in Status of Eligible Person. If the Optionee ceases to be one type of Eligible Person but concurrently is or becomes one or more other type of Eligible Person, the Option will not terminate but will continue in full force and effect and the Optionee may exercise the Option until the Expiry Date. Where the Optionee ceases to be any type of Eligible Person, the Option will terminate on the applicable date set forth in Sections 4.8(a) to 4.8(c) above. If the Optionee is an Employee, the Option will not be affected by any change of the Optionee’s employment where the Optionee continues to be employed by the Company or an Affiliate of the Company.

4.9	Adjustment of the Number of Optioned Shares. The number of Common Shares subject to an Option will be subject to adjustment in the events and in the manner following:

(a)

Following the date an Option is granted, the exercise price for and the number of Optioned Shares which are subject to an Option will be adjusted, with respect to the then unexercised portion thereof, in the events and in accordance with the provisions and rules set out in this Section 4.9, with the intent that the rights of Optionees under their Options are, to the extent possible, preserved and maintained notwithstanding the occurrence of such events. Any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules will be conclusively determined by the Board, and any such determination will be binding on the Company, the Optionee and all other affected parties.

(b)

If there is a change in the outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:

		(i)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(ii)

the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and

(iii)

the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable, and if the Company undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Optionees as it shall deem advisable.

(c)

If the outstanding Common Shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or securities of another corporation or entity, in a manner other than as specified in Section 4.9(b), then the Board, in its sole discretion, may make such adjustment to the securities to be issued pursuant to any exercise of the Option and the exercise price to be paid for each such security following such event as the Board in its sole and absolute discretion determines to be equitable to give effect to the principle described in Section 4.9(a), and such adjustments shall be effective and binding upon the Company and the Optionee for all purposes.

	(d)	No adjustment provided in this Section 4.9 shall require the Company to issue a fractional share and the total adjustment with respect to each Option shall be limited accordingly.

(e)

The grant or existence of an Option shall not in any way limit or restrict the right or power of the Company to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

5.	COMMITMENT AND EXERCISE PROCEDURES

5.1

Option Agreement. Upon grant of an Option hereunder, an authorized director or officer of the Company will deliver to the Optionee an Option Agreement detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein subject to the terms and conditions of this Plan and the Option Agreement.

5.2	Manner of Exercise. An Optionee who wishes to exercise his vested Option, in its entirety or any portion thereof, may do so by delivering:

	(a)	a Notice of Exercise to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

	(b)	cash, a certified cheque or a bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired.

5.3

Subsequent Exercises. If an Optionee exercises only a portion of the total number of his Options, then the Optionee may, from time to time, subsequently exercise all or part of the remaining vested Options until the Expiry Date.

5.4

Delivery of Certificate and Hold Periods. As soon as practicable after receipt of the Notice of Exercise described in Section 5.2 and payment in full for the Optioned Shares being received by the Company, the Company will or will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate issued will bear a legend stipulating any resale restrictions required under applicable securities laws and TSXV Policies.

5.5

Withholding. The Company may withhold from any amount payable to an Optionee, either under this Plan or otherwise, such amount as it reasonably believes is necessary to enable the Company to comply with the applicable requirements of any federal, provincial, local or foreign law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options (“Withholding Obligations”). The Company may also satisfy any liability for any such Withholding Obligations, on such terms and conditions as the Company may determine in its discretion, by:

(a)

requiring an Optionee, as a condition to the exercise of any Options, to make such arrangements as the Company may require so that the Company can satisfy such Withholding Obligations including, without limitation, requiring the Optionee to remit to the Company in advance, or reimburse the Company for, any such Withholding Obligations; or

(b)

selling on the Optionee’s behalf, or requiring the Optionee to sell, any Optioned Shares acquired by the Optionee under the Plan, or retaining any amount which would otherwise be payable to the Optionee in connection with any such sale.

6.	AMENDMENTS

6.1

Amendment of the Plan. The Board reserves the right, in its absolute discretion, to at any time amend, suspend, modify or terminate the Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of the Plan will be subject to shareholder approval, if applicable, and any necessary Regulatory Approvals. If this Plan is suspended or terminated, the provisions of this Plan and any administrative guidelines, rules and regulations relating to this Plan shall continue in effect for the duration of such time as any Option remains outstanding.

6.2

Amendment of Outstanding Options. The Board may amend any Option with the consent of the affected Optionee and the TSXV, if required, including any shareholder approval required by the TSXV. For greater certainty, Disinterested Shareholder Approval is required by the TSXV for any reduction in the exercise price of an Option if the Participant is an Insider at the time of the proposed amendment.

6.3

Amendment Subject to Approval. If the amendment of an Option requires shareholder or Regulatory Approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are obtained.

7.	GENERAL

7.1

Prior Plans. The Plan shall entirely replace and supersede any prior share option plan, adopted by the Board or its predecessor company; however, the Plan does not affect any Options granted under any prior share option plan.

7.2

Exclusion from Severance Allowance. Retirement Allowance or Termination Settlement. If the Optionee retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Optioned Shares, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

7.3

Employment and Services. Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by an Optionee is voluntary.

7.4

No Rights as Shareholder. Nothing contained in this Plan nor in any Option granted thereunder shall be deemed to give any Optionee any interest or title in or to any Common Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in this Plan and pursuant to the exercise of any Option in accordance with the provisions of the Plan and the Option Agreement.

7.5

No Representation or Warranty. The Company makes no representation or warranty as to the future market value of Optioned Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Optioned Shares issuable thereunder or the tax consequences to a Optionee. Compliance with applicable securities laws as to the disclosure and resale obligations of each Optionee is the responsibility of such Optionee and not the Company.

7.6	Other Arrangements. Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

7.7

No Fettering of Discretion. The awarding of Options under this Plan is a matter to be determined solely in the discretion of the Board. This Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Company or any of its Affiliates other than as specifically provided for in this Plan.